OSISKO CLOSES FINANCING ON
VICTORIA GOLD’S EAGLE GOLD PROJECT

(Montréal, April 16, 2018) Osisko Gold Royalties Ltd (TSX & NYSE:OR) (“Osisko”) is pleased to announce that it has completed the previously announced C$148 million financing transaction (the “Financing”) with Victoria Gold Corp. (TSX-V:VIT) (“Victoria”), pursuant to which Osisko acquired from Victoria a 5% net smelter return (“NSR”) royalty (the “Royalty”) for C$98 million (the “Royalty Purchase”) on the Dublin Gulch property (the “Property”) which hosts the Eagle Gold project located in Yukon, Canada, and purchased from Victoria, on a private placement basis, 100 million common shares of Victoria at a price of C$0.50 per common share (the “Private Placement”).

Sean Roosen, Chair and Chief Executive Officer of Osisko, commenting on the transaction, “The addition of the Eagle royalty strengthens our Canadian asset base and adds near-term Canadian gold to Osisko’s growth profile from a fully permitted, fully-financed and shovel-ready project located in Yukon, a premier mining jurisdiction. We are very pleased to partner with Victoria to develop Canada’s next premier gold mine, and to generate important benefits for all project stakeholders.”

The Royalty Purchase

As part of the transaction, Osisko has purchased a 5% NSR royalty on all metals and minerals produced from the Property, which includes the Eagle and Olive deposits, until an aggregate of 97,500 ounces of refined gold have been delivered to Osisko, and a 3% NSR royalty thereafter. The purchase price for the royalty is an aggregate of C$98 million, of which a first tranche of C$49 million was advanced as of the date hereof, and the second tranche of C$49 million will be funded pro rata to drawdowns under the subordinated debt component of the Orion debt facilities.

The Private Placement

As part of the Private Placement, Osisko has purchased 100 million common shares of Victoria at a price of C$0.50 per common share.

Immediately prior to the closing of the Private Placement, Osisko had beneficial ownership of, or control and direction over, 20,427,087 common shares of Victoria, representing approximately 4.0% of Victoria’s issued and outstanding common shares. Immediately following the closing of the Private Placement, Osisko owns beneficial ownership of, or control and direction over 120,427,087 common shares, representing approximately 15.7% of Victoria’s issued and outstanding common shares. All securities issued to Osisko under the Private Placement are subject to a four-month hold period from the date hereof, pursuant to applicable securities legislation. Additionally, in connection with the Financing, Osisko has obtained the right to nominate one of the members of Victoria’s board of directors.

Osisko acquired the common shares described in this press release for investment purposes and in accordance with applicable securities laws, Osisko may, from time to time and at any time, acquire additional shares and/or other equity, debt or other securities or instruments (collectively, “Securities”) of Victoria Gold in the open market or otherwise, and reserves the right to dispose of any or all of its Securities in the open market or otherwise at any time and from time to time, and to engage in similar transactions with respect to the Securities, the whole depending on market conditions, the business and prospects of Victoria and other relevant factors.

This news release is issued under the early warning provisions of the Canadian securities legislation. A copy of the early warning report to be filed by Osisko in connection with the Private Placement described above will be available on SEDAR under Victoria’s profile. To obtain a copy of the early warning report, you may also contact Vincent Metcalfe, Vice President, Investor Relations of Osisko at (514) 940-0670. Victoria's head office is located at 80 Richmond St. West, Suite 303, Toronto, Ontario, M5H 2A4.

In connection with the Financing, Victoria has also entered into, as of the date hereof, definitive and binding agreements with an affiliate of Orion Mine Finance (“Orion”), pursuant to which Orion has agreed to provide debt facilities to Victoria, and has purchased from Victoria, on a private placement basis, 150 million common shares of Victoria at a price of C$0.50 per common share. Victoria has also entered into definitive agreements with Caterpillar Financial Services Limited with respect to a US$50 million equipment financing facility. All of such agreements were entered into with respect to a construction financing package totaling approximately C$505 million in aggregate (including the Financing) that is expected to fully fund the development of the Project through to commercial production.

The Dublin Gulch Property and the Eagle Gold Project

Victoria Gold’s 100%-owned Dublin Gulch gold property is situated in the central Yukon Territory, Canada, approximately 375 kilometres north of the capital city of Whitehorse, and approximately 85 kilometres from the village of Mayo. The Property is accessible by road year-round, and is located within Yukon Energy’s electrical grid.

The Property covers an area of approximately 555 square kilometres, and is the site of Victoria’s Eagle Gold Deposit. The Eagle Gold mine is expected to be Yukon’s next operating gold mine and, between the Eagle and Olive deposits, include Proven and Probable Reserves of 2.7 million ounces of gold from 123 million tonnes of ore with a grade of 0.67 grams of gold per tonne, as outlined in a National Instrument 43-101 feasibility study. The NI 43-101 Mineral Resource for the Eagle and Olive deposits has been estimated to host 191 million tonnes averaging 0.65 grams of gold per tonne, containing 4.0 million ounces of gold in the “Measured and Indicated” category, inclusive of Proven and Probable Reserves, and a further 24 million tonnes averaging 0.61 grams of gold per tonne, containing 0.5 million ounces of gold in the “Inferred” category.

About Osisko Gold Royalties Ltd

Osisko Gold Royalties Ltd is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. Osisko holds a North American focused portfolio of over 130 royalties, streams and precious metal offtakes. Osisko’s portfolio is anchored by five cornerstone assets, including a 5% net smelter return royalty on the Canadian Malartic mine, which is the largest gold mine in Canada. Osisko also owns a portfolio of publicly held resource companies, including a 15.5% interest in Osisko Mining Inc., a 12.7% interest in Falco Resources Ltd. and a 32.6% interest in Barkerville Gold Mines Ltd.

Osisko is a corporation incorporated under the laws of the Province of Québec, with its head office located at 1100 avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

Forward-Looking Statement

Certain statements contained in this press release may be deemed “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian Securities Laws and the United States Private Securities Litigation Reform Act of 1995 (collectively, the “forward-looking statements”). All statements in this release, other than statements of historical fact, that address future events, developments or performance that Osisko expects to occur including management’s expectations regarding Osisko’s growth, results of operations, estimated future revenues, requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, business prospects and opportunities are forward-looking statements. In addition, statements (including data in tables) relating to reserves and resources and gold equivalent ounces are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates will be realized. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential”, “scheduled” and similar expressions or variations (Including negative variations), or that events or conditions “will”, “would”, “may”, “could” or “should” occur including, without limitation, the performance of the assets of Osisko, the realization of the anticipated benefits deriving from its investments and the transaction with Victoria. Although Osisko believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements involve known and unknown risks, uncertainties and other factors and are not guarantees of future performance and actual results may accordingly differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include, without limitation: fluctuations in the prices of the commodities that drive royalties held by Osisko (gold and silver); fluctuations in the value of the Canadian dollar relative to the U.S. dollar; regulatory changes in national and local government, including permitting and licensing regimes and taxation policies; regulations and political or economic developments in any of the countries where properties in which Osisko holds a royalty or other interest are located or through which they are held; risks related to the operators of the properties in which Osisko holds a royalty, influence of macroeconomic developments; business opportunities that become available to, or are pursued by Osisko; continued availability of capital and financing and general economic, market or business conditions; litigation; title, permit or license disputes related to interests on any of the properties in which Osisko holds a royalty or other interest; development, permitting, infrastructure, operating or technical difficulties, delays or adverse climatic conditions on any of the properties in which Osisko holds a royalty or other interest; rate and timing of production differences from resource estimates or production forecasts by operators of properties in which Osisko holds a royalty or other interest; risks and hazards associated with the business of exploring, development and mining on any of the properties in which Osisko holds a royalty or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks. The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Osisko holds a royalty or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; no adverse development in respect of any significant property in which Osisko holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended.

For further information please contact, please contact Osisko:

Vincent Metcalfe	Joseph de la Plante
Vice President, Investor Relations	Vice President, Corporate Development
Tel. (514) 940-0670	Tel. (514) 940-0670
vmetcalfe@osiskogr.com	jdelaplante@osiskogr.com